Exhibit 99.1
VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE QUARTER ENDED
APRIL 30, 2011
______________________________________________________________________________
Contact:         Kevin Begley, CFO
                       (973) 467-2200 – Ext. 220
                       Kevin.Begley@Wakefern.com

           Springfield, New Jersey – June 9, 2011 – Village Super Market, Inc. (NSD-VLGEA) today reported its results of operations for the third quarter ended April 30, 2011.

Net income was $1,668,000 in the third quarter of fiscal 2011, a decrease of 68% from the third quarter of the prior year.  Net income decreased primarily due to a $4,241,000 (net of tax) charge for the withdrawal liability from a multi-employer pension plan.  Excluding this item, net income in the third quarter of fiscal 2011 would have been $5,909,000, an increase of 13% from the third quarter of the prior year, primarily due to strong same store sales.

Sales were $316,594,000 in the third quarter of fiscal 2011, an increase of 5.2% from the third quarter of the prior year.  Sales increased due to the opening of the Washington, NJ replacement store on February 21, 2010 and a same store sales increase of 4.8%.  This compares to a same store sales decrease in the third quarter of the prior year of 1.5%.  Same store sales increased due to improved sales in the Marmora store, higher sales in four stores due to store closings by competitors, and a substantial increase in transaction counts.  Although Village experienced some inflation in the third quarter of fiscal 2011, there was no change in the average transaction size.  Sales continue to be impacted by changing consumer behavior due to economic weakness, which has resulted in increased sale item penetration and trading down.  Village expects same store sales in fiscal 2011, excluding the impact of the 53rd week in the prior year, to increase from 2.5% to 3.5%.

Gross profit as a percentage of sales decreased to 27.3% in the third quarter of fiscal 2011 compared to 27.4% in the third quarter of the prior year primarily due to decreased departmental gross margin percentages, higher promotional spending and higher LIFO charges. These declines were partially offset by lower warehouse assessment charges from Wakefern and improved product mix.

Operating and administrative expense as a percentage of sales increased to 24.8% in the third quarter of fiscal 2011 compared to 22.8% in the third quarter of the prior year primarily due to the charge for the withdrawal liability from a multi-employer pension plan.  This was partially offset by lower snow removal costs and improved operating leverage from the 4.8% same store sales increase.

Net income was $12,218,000 in the nine-month period of fiscal 2011.  Excluding the $4,241,000 (net of tax) pension withdrawal charge, net income was $16,459,000 compared to $16,484,000 in the corresponding period of the prior year.  Sales for the nine-month period of fiscal 2011 were $953,908,000, an increase of 3.8% from the prior year.  Same store sales increased 2.6%.

Village expects to enter an asset purchase agreement on or about June 9, 2011 to acquire the store fixtures, leases and other assets of locations in White Oak, Maryland and Timonium, Maryland for approximately $6,600,000.  In addition, Village is required to purchase certain inventories at cost.  The purchase of these stores from SuperFresh is part of a larger purchase by a consortium, and is subject to bankruptcy court approval and other conditions.  This transaction is expected to close in July. These stores are expected to open as ShopRites, after minor remodeling, this summer.

All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law.  The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements.  The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: local economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of higher energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; the success of establishing ShopRite’s presence in the Maryland market; and other factors detailed herein and in the Company’s filings with the SEC.

VILLAGE SUPER MARKET, INC.
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(in Thousands Except Per Share Amounts)(Unaudited)

	13 Wks. Ended	13 Wks. Ended	39 Wks. Ended	39 Wks. Ended
	Apr. 30, 2011	Apr. 24, 2010	Apr. 30, 2011	Apr. 24, 2010

Sales	$316,594	$300,991	$953,908	$919,085

Cost of sales	230,176	218,578	697,922	669,948

Gross profit	86,418	82,413	255,986	249,137

Operating and administrative expense	78,397	68,759	219,580	207,301

Depreciation and amortization expense	4,646	4,363	13,764	12,396

Operating income	3,375	9,291	22,642	29,440

Interest expense	(1,071)	(901)	(3,208)	(2,755)

Interest income	563	507	1,594	1,493

Income before
income taxes	2,867	8,897	21,028	28,178

Income taxes	1,199	3,692	8,810	11,694

Net income	$1,668	$5,205	$12,218	$16,484

Net income per share:

Class A common stock:
Basic	$.15	$.47	$1.09	$1.48
Diluted	$.12	$.39	$.89	$1.22

Class B common stock:
Basic	$.10	$.30	$.69	$.96
Diluted	$.09	$.30	$.69	$.96

Gross profit as a % of sales	27.3%	27.4%	26.8%	27.1%
Operating and admin. expense as a % of sales	24.8%	22.8%	23.0%	22.6%